Exhibit 99.1

NorZinc Receives Final Major Permits for Prairie Creek Mine

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 25, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is very pleased to report that on November 22, 2019, Parks Canada ("Parks") issued the Water Licence and Land Use Permit for its portion of the all season access road to the Prairie Creek Mine, NWT, Canada.

Permitting Process Complete

Combined with NorZinc's existing mine operating permits, and the road permits issued by the Mackenzie Valley Land & Water Board ("MVLWB") on November 13, 2019, NorZinc now has all major permits necessary for construction and operation of the Prairie Creek Mine, and all season access road. The all season road will provide the mine with year round access to Canada's national transportation network.

Construction and Schedule

As previously announced, NorZinc plans to develop the Prairie Creek Mine in two phases. Prior to major construction on site, Phase 1 will start with the construction of an initial 170km winter road to the Prairie Creek Mine site, planned for Q1 2020. Prior to commencing that winter road construction, NorZinc must obtain approval from both the MVLWB and Parks of a series of updated road Management Plans. The timing of issuance of the road permits, and the time for the review process required for the Management Plans, has made it necessary to consider alternative road construction options to retain schedule. The Company, working with the road contractor and local First Nations, has developed an alternative road construction schedule, the success of which will be dependent on the timing of approval of the Management Plans. NorZinc will be providing more details on this and other important developments in the coming weeks.

Don MacDonald, President & CEO of NorZinc Ltd. stated, "I would like to thank all those inside and outside of NorZinc who have put in so much hard work, over so many years, to make this day possible. We finally have the last major permit in place to build the Prairie Creek Mine and will be working very hard over the coming weeks to present, and obtain approval for, the management and monitoring plans for the all season road so we can advance construction and start to build." MacDonald added, "The timely approval of the management plans will be critical for us to continue to meet our development schedule outlined over 16 months ago. It is also critical that we develop the Prairie Creek Mine in a manner that is the most environmentally sustainable and with the strongest local indigenous support."

Financing for Road Construction in 2020

Readers are encouraged to refer to the Company's news release dated November 14, 2019 for NorZinc's current financing plans. NorZinc will provide further updates as the timing of review and approval of the Management Plans becomes more certain. That timing is expected to affect the financing needs over the coming quarters.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, and potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; Tollfree: 1-866-688-2001, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 25-NOV-19